SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the months of September and October, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: October 7, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

BENNETT ENVIRONMENTAL INC. TO OPPOSE
BELLEDUNE APPEAL

Oakville, Ontario, September 29th, 2004 — Mr. Allan Bulckaert, President and Chief Executive Officer of Bennett Environmental Inc. announced today that Bennett will oppose the Appeal launched yesterday by the Federal Minister of the Environment, the Hon. Stéphane Dion, concerning the Company’s thermal oxidizer plant in Belledune, New Brunswick.

In his press release titled “Government Seeks to Clarify Court Ruling” the Minister justified his decision to appeal as a necessary step “to safeguard the integrity of the Canadian Environmental Assessment Act”. Instead, the Notice of Appeal filed by the Department of Justice focuses on seeking dismissal of the recent decision by Justice Harrington to quash the panel review. The appeal document does not mention Minister Dion’s desire for clarification of the Act.

In addition, the Backgrounder document by the Canadian Environmental Assessment Agency released along with the Minister’s News Release is also misleading in stating that “No environmental assessment of the potential transboundary environmental effects on this project has occurred”. This leaves the mistaken impression that no environmental review of the project has been undertaken when in fact it has.

“We have argued all along that the former Minister of the Environment, the Hon. David Anderson, should not have called for a panel review of this project after the Canadian Environmental Assessment Agency (CEAA) found no issues with our thermal oxidizer plant in Belledune after it reviewed the results of an exhaustive seven month environmental study “ said Al Bulckaert. “It’s the Minister’s own Agency that came to the conclusion that there is no adverse transboundary impact.”

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office (905) 339-1540.

Bennett Environmental Press Release	Page 1 of 1 PR 158 – 2004 09 29

For Immediate Release

BENNETT ENVIRONMENTAL Q3 UPDATE

•	20,000 tonnes of soil processed
•	One-time re-structuring charge to earnings in Q3
•	Addition to management team
•	New Jersey Federal Creosote update

Oakville, Ontario, October 6, 2004 — Bennett Environmental today provided the following operational and financial update for investors:

Operations

The Company’s facility located in Saint Ambroise, Quebec operated at about 80% of capacity in the third quarter and processed approximately 20,000 tons of soil. At the end of the quarter, storage was about 8,000 tons.

The plant in Belledune, New Brunswick is substantially complete and has entered the commissioning phase. Bennett plans to complete compliance testing in the fourth quarter. Operations will commence when there is a sufficient flow of material to permit a viable operation.

Financial Results and Reporting

Bennett will announce its third quarter and nine month financial results on November 2nd, 2004. The Company intends, following a detailed financial review completed in the quarter, to take a one-time administrative restructuring charge to earnings in the quarter of approximately $10 million. The restructuring charge is primarily non-cash write-offs relating to deferred permitting costs and redundant capital assets.

This one-time restructuring charge is expected to result in a net loss for the quarter and for the full year.

Management

Effective October 25th, Michael McSweeney will join Bennett as Vice President, Government Relations and Environmental Affairs. Mr. McSweeney has an MBA degree from the Richard Ivey School of Business at the University of Western Ontario and a Master of Public Administration degree from Harvard University, has over 20 years of experience in public affairs. Over the course of his career, Mr. McSweeney served the Prime Minister of Canada in 1983 and 1984 as well as several other Cabinet Ministers. From 1992 to 1998, Mr. McSweeney was the CEO of the Standards Council of Canada where he led the launch of the ISO 14000 series of standards in Canada. He joins Bennett from AE Holden and Associates, a corporate Management Consulting firm, focused in the agri-food industry, where he was Vice President Business Development.

Bennett Environmental Press Release	Page 1 of 2 PR 159 – 2004 10 06

For Immediate Release

New Jersey Federal Creosote Project

Bennett executives continue discussions with New Jersey Federal Creosote project officials with respect to a definitive site design plan for Operable Unit 3. The design will determine the volume of soil for treatment. A definitive design was expected in the third quarter but now officials anticipate that the site plan will be completed during the fourth quarter of 2004. There is no assurance that the design will be completed in the fourth quarter.

In August, a Special Committee of Independent Directors was formed to oversee the Company’s review of the New Jersey Federal Creosote (FC) project. While the Committee anticipates that its work will not be completed until November, the Company has already, among other things, restructured its operations and adopted an enhanced Code of Business Conduct for dealing with US Government-related procurement activities.

Comment

“While much remains to be accomplished, I am very encouraged by the progress Bennett has made in the third quarter,” said Al Bulckaert, President and CEO. “We have added depth and expertise to the management team which is supported by a strong and independent board, we have increased our sales presence in the all-important US market, and we’ve completed the construction of the Belledune plant to accommodate future growth.”

“Bennett’s high temperature thermal process solution and strong customer relationships have positioned the Company to be a leader in the rapidly growing environmental remediation marketplace in the coming years.” concluded Mr. Bulckaert.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office (905) 339-1540.

Notes regarding forward-looking information

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Conference call notification — Bennett will release its third quarter and nine month results on November 2nd, 2004 and hold a conference call and web-cast at 2:00 pm (ET) on the same day. Details of the conference call and web-cast will be sent out on October 26th, 2004.

Bennett Environmental Press Release	Page 2 of 2 PR 159 – 2004 10 06